

PINNACLE DATA SYSTEMS, INC.

PINNACLE DATA SYSTEMS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 1, 2003

To the Shareholders of
PINNACLE DATA SYSTEMS, INC.:

The Annual Meeting of Shareholders of Pinnacle Data Systems, Inc., an Ohio corporation (the "Company"), will be held at the Company's principal executive offices located at 6600 Port Road, Groveport, Ohio 43125 on Thursday, May 1, 2003, at 10:00 a.m. local time, for the following purposes:

1. To elect four Class I directors.
2. To consider and vote upon a proposal to ratify the selection of Deloitte & Touche LLP as the Company's independent accountants for the year ending December 31, 2003.
3. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

The close of business on March 7, 2003 has been established as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment thereof.

Please sign and return the enclosed proxy promptly so that your shares will be represented at the meeting. A return addressed envelope, which requires no postage, is enclosed. If you are able to attend the meeting, are the registered owner, and wish to vote in person, at your request we will cancel your proxy.

By Order of the Board of Directors

Joy S. Bair

Joy S. Bair
Secretary

Dated: April 1, 2003

PINNACLE DATA SYSTEMS, INC.

PROXY STATEMENT

GENERAL

This Proxy Statement is being furnished to the holders of common shares, without par value, of the Company in connection with the solicitation of proxies by the Board of Directors of the Company to be used at the Company's Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices located at 6600 Port Road, Groveport, Ohio 43125 on Thursday, May 1, 2003, at 10:00 a.m. local time, for the purposes set forth on the accompanying Notice of Annual Meeting.

The approximate date on which this Proxy Statement and the form of proxy will be first sent to shareholders is April 1, 2003.

PROXIES AND VOTING

The close of business on March 7, 2003 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment of the Annual Meeting. On the record date, 5,518,870 common shares were outstanding and entitled to vote. Each share is entitled to one vote.

Only shareholders of record are entitled to vote. If you are a beneficial owner of the Company's common shares, you must provide instructions on voting to your nominee holder. In most cases, this is your broker or its nominee.

All shares represented by properly executed proxies will be voted at the Annual Meeting in accordance with the choices indicated on the proxy. If no choices are indicated on a proxy, the shares represented by that proxy will be voted in favor of the Company's nominees for directors and in favor of the proposal set forth on the accompanying Notice of Annual Meeting. Any proxy may be revoked by the record owner at any time prior to its exercise by delivering to the Company a subsequently dated proxy or by giving notice of revocation to the Company in writing or in open meeting. A shareholder's presence at the Annual Meeting will not by itself revoke the proxy.

The shareholders of record that are present at the Annual Meeting, whether in person or by proxy, will constitute a quorum. Consequently, the Company need not count abstentions or broker non-votes to determine whether a quorum is present. A "broker non-vote" is a term used to describe a vote that a broker or other record owner that holds shares in street name is not authorized to cast because the broker has not received voting instructions from its customer, the beneficial owner, and does not have discretion to vote without such instructions or, if the broker does have such discretion, does not cast.

Two different voting requirements apply to the proposals set forth in the accompanying Notice of Annual Meeting. Directors are elected by a plurality of votes, and thus the nominees who receive the highest number of votes will be elected (shareholders do not have the right to cumulate their votes in electing directors). As a result, assuming the nominees for director named in this proxy statement receive at least one vote and there is no competing slate of directors proposed for election, abstentions and broker non-votes will not have any effect on the election of directors. All other proposals must be approved by the affirmative vote of a majority of common shares present at the Annual Meeting, whether by the presence of the record shareholders themselves or by proxy. Abstentions and broker non-votes will be present at the Annual Meeting and thus will have the same effect as votes cast against such proposals.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, all shares represented by proxies, unless otherwise specified, will be voted to elect the four Class I directors nominated below to a two-year term expiring in 2005. Each of the nominees, except Mr. Swaddling, presently is a director of the Company and each of the nominees has consented to be named in this proxy statement and to serve if elected. If any nominee named below as a director is unable to serve (which is not anticipated), the persons named in the proxy may vote for another nominee of their choice.

The number of Class I and Class II directors has been fixed at four each. Proxies cannot be voted at the Annual Meeting for a greater number of individuals than the four nominees named in this Proxy Statement. However, additional nominations can be made by shareholders at the meeting. The following is information about the four individuals nominated by the Board of Directors for election as Class I Directors:

Class I Directors
(Nominees for Election)

Name of Director, Address and Position with the Company	Age	Principal Occupation(s) During the Past Five Years	Director of the Company Since	Shares Beneficially Owned as of March 7, 2003[1]	Percent of Class
Hugh C. Cathey . . . . 6787 Lake Trail Drive Westerville, Ohio 43082 Director	52	A principal of Columbus Capital Partners, providing services to early-stage telecom and software companies since June 2000. President—Western Region for Qwest Communications International's local exchange telecom business from January 2000—June 2002. From August 1996—January 2000, President of Nextlink Ohio, a publicly traded competitive local exchange company (CLEC) owned by cellular phone pioneer Craig McCaw. President and CEO of Digital Network, Inc., a publicly traded telecom company based in Dallas, TX from 1993 until 1996. Served over 20 years in the telecommunications industry.	2001	10,000[3]	0.2%
Paul H. Lambert . . . . 7275 Roberts Road Hilliard, Ohio 43026 Director	49	Chief Technology Officer of ImageArray, LTD since 2002. Retired from UUNET, a division of MCI Worldcom, in 2000 after 27 years of service to CompuServe Incorporated, which was acquired by MCI Worldcom in 1998. From July 1999 until retirement, Vice President and General Manager of UUNET Hosting Services. Prior to July 1999, held a variety of technical and marketing management positions while at CompuServe Incorporated, including Vice President, Network Technology of CompuServe Network Services (responsible for development, engineering, operations, and administration of the worldwide CompuServe network) and Chief Technology Officer.	2000	18,000[3]	0.3%
Robert V.R. Ostrander . . . . 1585 Bethel Road 1st Floor Columbus, Ohio 43220 Director	57	Chairman of Manex Financial Management, Inc.; President of Manex Risk Management, Inc., Manex Management Services, Inc., Manex Advisors, Inc., and Omni Financial Securities, Inc. for more than five years.	1997	84,000[3]	1.5%

Name of Director, Address and Position with the Company	Age	Principal Occupation(s) During the Past Five Years	Director of the Company Since	Shares Beneficially Owned as of March 7, 2003[1]	Percent of Class
David C. Swaddling . . . . . 4230 Tuller Road Suite 200 Dublin, Ohio 43017 Director Nominee	57	President and owner of The Swaddling Company (dba Insight*MAS), a management consulting firm specializing in business and marketing strategy, since 1991. Partner of S4 Consulting, Inc. from 1994-1998. Previously served over 17 years as a senior executive in the computer services industry, including 11 years as Chief Financial Officer of CompuServe. He is a CPA and a certified New Product Development Professional.	Nominee	-0-	0%

The following is information about directors whose terms of office continue after the Annual Meeting:

Class II Directors
(Terms Expiring in 2004)

Name of Director, Address and Position with the Company	Age	Principal Occupation(s) During the Past Five Years	Director of the Company Since	Shares Beneficially Owned as of March 7, 2003[1]	Percent of Class
John D. Bair . . . . 6600 Port Road Groveport, Ohio 43125 Chairman of the Board of Directors, President and Chief Executive Officer	37	Chairman and Chief Executive Officer of the Company since May 1996. President of the Company since 1998. Secretary of the Company from 1989 to 1998.	1989	1,399,396[2][3][4][5]	25.0%
C. Robert Hahn . . . . 6600 Port Road Groveport, Ohio 43125 Vice President—Service Group and Director	50	Vice President—Service Group of the Company since March 2001. Chief Operating Officer and Vice President of the Company from June 1998 to March 2001. President of the Company from June 1996 to June 1998. Vice President of Sales and Marketing of the Company from October 1994 to June 1996.	1995	145,080[2][3]	2.6%
Thomas M. O'Leary . . . . 868 Paisley Place Worthington, Ohio 43085 Director	59	Retired from AT&T Corp./Lucent Technologies, Inc. in 1996. Business consultant since 1996. Member of Worthington City School Board from 1996—2001. Prior to 1996, employed in a managerial capacity at AT&T Corp./Lucent Technologies Inc. in the following areas: manufacturing operations, engineering, product development, project management, product repair, and support and sales.	1996	88,000[3]	1.6%

Name of Director, Address and Position with the Company	Age	Principal Occupation(s) During the Past Five Years	Director of the Company Since	Shares Beneficially Owned as of March 7, 2003[1]	Percent of Class
Michael R. Sayre . . . . 6600 Port Road Groveport, Ohio 43125 Executive Vice President—Corporate Strategy and Finance, CFO, Treasurer, and Director	46	Executive Vice President, Corporate Strategy and Finance since July 2001, Chief Financial Officer and Treasurer since September 2001. Previously served on the Board of Directors and as Executive Vice President and Chief Financial Officer of LogiKeep Inc. From 1996 to 2000, was the Corporate Controller for Worthington Industries Inc. Served on the Board of Governors of a Worthington joint venture, Spartan Steel Coatings LLC, from 1997 to 2000.	2001	39,130[2][3]	0.7%

1.   Unless otherwise indicated below, the persons listed in the foregoing two tables have the sole right to vote and to dispose of the common shares of the Company listed in that person's name.

2.   As trustees of the Pinnacle Data Systems, Inc. 401(k) Profit Sharing Plan, Messrs. Bair, Hahn, and Sayre share the power to vote the Pinnacle shares held in the plan. Each of these individuals is shown as beneficially owning 7,630 shares in the Plan due to the individual's voting power with respect to all Plan shares (which voting power is shared among these individuals and another plan trustee). However, these individuals have no investment power with respect to such shares except for each individual's pecuniary interest in the Plan shares held in his account as a Plan participant.

3.   The shares set forth in the foregoing two tables include the following numbers of shares which may be acquired by the following persons upon the exercise of stock options that are exercisable within the next 60 days:

Hugh C. Cathey	0
Paul H. Lambert	16,000
Robert V.R. Ostrander	84,000
John D. Bair	84,500[5]
C. Robert Hahn	137,000
Thomas M. O'Leary	50,000
Michael R. Sayre	25,000

4.   Includes 8,000 shares held by Joy S. Bair, the spouse of John D. Bair.

5.   Includes 8,500 shares, which may be acquired by Joy S. Bair, the spouse of John D. Bair, upon the exercise of stock options that are exercisable within 60 days of March 7, 2003.

During 2002 and 2001, Manex Risk Management, Inc., for which Mr. Ostrander, a current Director of the Company, serves as President, was paid commissions of $25,535.86 and $15,388.14 respectively, for acting as agent in connection with the Company's purchase of health, disability and dental insurance for its employees in the total amount of $598,543.65 in 2002 and $497,629.74 in 2001. Of that total commission amount, Mr. Ostrander personally received $15,321.51 for 2002 and $9,232.38 for 2001.

The only executive officer of the Company not listed above is Christopher L. Winslow, Vice President— Product Group of the Company. Mr. Winslow beneficially owned 48,500 Company shares as of March 7, 2003, which constituted 0.9% of the outstanding Company shares as of such date. Mr. Winslow has sole voting and investment power with respect to the 48,500 Company shares owned by him. The number of shares beneficially owned by Mr. Winslow includes 47,500 Company shares, which may be acquired by Mr. Winslow upon the exercise of options, which are currently exercisable or exercisable within 60 days of March 7, 2003.

As of March 7, 2003, the number of shares owned by all directors, director nominees and executive officers of the Company, as a group (9 persons), was 1,816,846 (30.5%). The foregoing amount includes 444,000 shares, which may be acquired upon the exercise of options, which are currently exercisable or exercisable within 60 days of March 7, 2003.

Board of Directors Committees and Meetings

The Board of Directors held eight meetings and took action by written consent one time during 2002. No director attended less than 75% of the aggregate meetings of the Board of Directors during the time such individual was a Director, and of the committees on which such director served during the time such Director was a member of such committee. The Board of Directors has a Compensation Committee and an Audit Committee. The Board of Directors has no standing nominating committee or committee performing similar functions and no other standing committees.

The Board of Directors established the Compensation Committee in December 1999. The members of the Compensation Committee are Messrs. Cathey, Lambert, O'Leary and Ostrander. The Compensation Committee reviews executive compensation policies and levels of compensation. The Compensation Committee held two meetings during 2002.

The Board of Directors established an Audit Committee in June 2000, the functions of which are described below in the Audit Committee Report. The members of the Audit Committee are Messrs. Cathey, Lambert, O'Leary, and Ostrander. The Audit Committee held three meetings during 2002. All members of the Audit Committee are independent directors as identified by the rules and regulations of the American Stock Exchange. On January 30, 2003, the Company's Board of Directors ratified the amended and restated charter for the Audit Committee, a copy of which is attached to this proxy statement as Exhibit A.

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. All members of the Committee are "independent," as required by applicable listing standards of the American Stock Exchange. The Committee operates pursuant to a Charter that was last amended and restated by the Board of Directors on January 30, 2003. The amended and restated Charter, a copy of which is attached to this proxy statement as Exhibit A, imposes on the Audit Committee the duties and responsibilities imposed upon audit committees generally by recent statutory and rule changes, particularly those contained in the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission rules promulgated pursuant to that Act. As set forth in the Charter, management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements contained in the Annual Report on Form 10-KSB for the Company's 2002 fiscal year with management, including a discussion of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standard, AU 380), as amended. The Audit Committee also reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and acceptability of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including a written letter from the independent auditors regarding their independence and the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's chief financial officer and the independent auditors the overall scope and plans for the audit by the independent auditors. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them on the representations made by management and the independent accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact, independent.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-KSB for the 2002 fiscal year for filing with the Securities and Exchange Commission. The Committee also recommended to the Board of Directors (and the Board has approved) the selection of the Company's independent auditors for the 2003 fiscal year.


Submitted by the Audit Committee:

Hugh C. Cathey
Robert V.R. Ostrander
Thomas M. O'Leary
Paul H. Lambert


March 17, 2003


Compensation of Directors


Directors who are employees of the Company receive no separate compensation for their services as directors. The whole Board of Directors determines compensation of the non-employee directors after receiving the recommendations of the President. Currently, non-employee directors receive a fee of $500 for each Board Meeting attended and $250 for each committee meeting attended limited to six meetings per committee per year, however, on October 15, 2001, the board voted to suspend payments to non-employee directors, but continued to accrue the usual fees. On September 26, 2002, the board authorized payment of all accrued fees and will continue to pay non-employee director fees as due.

Executive Compensation

The following table sets forth for the fiscal years ended December 31, 2002, 2001 and 2000, the compensation of the Company's Chief Executive Officer and the other executive officers whose compensation exceeded $100,000 during 2002. No other executive officer of the Company received salary and bonus compensation in excess of $100,000 in the most recent completed fiscal year.

Summary Compensation Table

Name and Positions	Fiscal Year	Annual Compensation		Long Term Compensation	
		Salary ($)	Bonus ($)	Securities Under-Lying Options/ SAR's[1]	All Other Compen-sation ($)[2]
John D. Bair	2002	163,350	22,925	0	2,518
Chairman of the Board of Directors, President, and Chief	2001	175,008	0	60,000	18,572
Executive Officer	2000	167,919	53,752	10,000	4,500
C. Robert Hahn	2002	151,250	18,340	0	420
Vice President—Service Group	2001	151,250	0	30,000	12,216
	2000	156,010	53,352	10,000	4,500
Michael R. Sayre	2002	140,000	15,283	0	274
Executive Vice President— Corporate Strategy and	2001	61,923	0	75,000	0
Finance, Treasurer, and Chief Financial Officer					
Christopher L. Winslow	2002	160,000	18,340	0	182
Vice President—Product Group	2001	160,000	0	15,000	308
	2000	43,127	11,109	60,000	0

1. Amounts in this column have been adjusted to give effect to a 2-for-1 stock split, which became effective March 31, 2000, and a 2-for-1 stock split which became effective October 31, 2000, as if the stock splits were effective prior to the issuance of the securities.

2. Amounts in this column for 2002 reflect (a) payment of premiums for group term life insurance for the benefit of Messrs. Bair ($228), Hahn ($420), Sayre ($274) and Winslow ($182) and (b) reimbursement of $2,290 to Mr. Bair for premiums paid by Mr. Bair for a whole life insurance policy. Amounts in this column for 2001 reflect (a) payment of unused paid time off at December 31, 2000 for the benefit of Messrs. Bair ($14,450), Hahn ($12,216) and Winslow ($308) and (b) reimbursement of $4,122 to Mr. Bair for premiums paid by Mr. Bair for a whole life insurance policy. Amounts in this column for 2000 reflect matching contributions made by the Company to its 401(k) Profit Sharing Plan for the benefit of Messrs. Bair and Hahn.

Option Grants in Last Fiscal Year

There were no stock options granted to the Company's Chief Executive Officer or the other executive officers named in the summary compensation table during 2002.

Stock Option Exercises and Year End Option Values

The following table indicates stock option exercises during 2002 by the Company's Chief Executive Officer and the other executive officers named in the summary compensation table, and the value as of December 31, 2002 of unexercised options:

Name	Shares Acquired on Exercise (#)	Value Realized[1]	Number of Securities Underlying Unexercised Options at 12/31/02 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at 12/31/02 (#) Exercisable/ Unexercisable[2]
John D. Bair	80,000	$4,145	76,000/30,000	$17,550/$0
C. Robert Hahn	0	$0	137,000/15,000	$73,900/$0
Michael R. Sayre	0	$0	25,000/50,000	$0/$0
Christopher L. Winslow	0	$0	47,500/27,500	$0/$0

1. Aggregate market value of the shares covered by the option less the aggregate price paid by such person. The aggregate market value of shares covered by the option was determined by the sale price of such shares, if they were sold by the executive officer immediately upon their acquisition, or, if not, by the last reported sale price of the Company shares on the American Stock Exchange on the date prior to the exercise of the option.

2. The value of in-the-money options was determined by subtracting the exercise price from $1.45, the last reported sale price of the Company shares on the American Stock Exchange on December 31, 2002, the last trading day of 2002.

Employment Agreements

The Company has entered into an employment agreement with John D. Bair, its Chairman of the Board, President and Chief Executive Officer. The agreement is for a term ending on August 31, 2003 (which unless otherwise terminated shall automatically renew for successive one-year periods), and provides for an annual salary of $185,000 or such higher amount as shall be determined by the Board of Directors or the Compensation Committee plus, as a bonus, a percentage of pre-tax net income or other amount to be determined by the Board of Directors or Compensation Committee annually. However, in July 2001 Mr. Bair accepted a reduction in his base salary to $163,350 due to a freeze in wages for all employees. The agreement also provides for the reimbursement of premiums on a $500,000 face amount whole life insurance policy insuring the life of Mr. Bair (with beneficiaries designated by Mr. Bair), the payment of technical and professional development benefits, and one-time reimbursement of legal fees for Mr. Bair's personal estate planning, in addition to those benefits generally available to other employees. If the Company terminates Mr. Bair's employment without cause, he is entitled to a severance payment equal to one year's base salary. If Mr. Bair terminates his employment within six (6) months of a change in control, he is entitled to receive his salary and benefits to the date of termination, any bonus for the fiscal year in which he terminates his employment prorated for the portion of the year during which he was employed, and a lump sum payment from the Company equal to one year's base salary.

The Company has entered into an employment agreement with C. Robert Hahn, its Vice President—Service Group. The agreement is for a term ending on September 1, 2003 (which unless otherwise terminated shall automatically renew for successive one-year periods), and provides for an annual salary of $151,250 plus, as a bonus, a percentage of pre-tax net income or other amount to be determined by the Board of Directors or Compensation Committee annually. The agreement also provides for the payment of professional development benefits and for those benefits generally available to other employees. If the Company terminates Mr. Hahn's employment without cause, he is entitled to a severance payment equal to one year's base salary. If Mr. Hahn terminates his employment within six (6) months of a change in control, he is entitled to receive his salary and benefits to the date of termination, any bonus for the fiscal year in which he terminates his employment prorated for the portion of the year during which he was employed, and a lump sum payment from the Company equal to one year's base salary.

The Company has entered into an employment agreement with Christopher L. Winslow, its Vice President—Product Group. The initial term of the agreement expired on August 31, 2002 but has pursuant to the agreement automatically renewed for a successive one-year period (which unless otherwise terminated shall continue to automatically renew for successive one-year periods), and provides for an annual salary of $160,000 plus, as a bonus, a percentage of pre-tax net income or other amount to be determined by the Board of Directors or Compensation Committee annually. The agreement also provides for the payment of professional development benefits, membership in a reasonable number of trade associations and for those benefits generally available to other employees. If the Company terminates Mr. Winslow's employment without cause, he is entitled to a severance payment equal to one year's base salary. If Mr. Winslow terminates his employment within six (6) months of a change in control, he is entitled to receive his salary and benefits to the date of termination, any bonus for the fiscal year in which he terminates his employment prorated for the portion of the year during which he was employed, and a lump sum payment from the Company equal to one year's base salary.

The Company has entered into an employment agreement with Michael R. Sayre, its Executive Vice President— Corporate Strategy and Finance. The agreement is for a term ending on September 31, 2003 (which unless otherwise terminated shall automatically renew for successive one-year periods), and provides for an annual salary of $140,000. The agreement also provides for the payment of professional development benefits and for those benefits generally available to other employees. If the Company terminates Mr. Sayre's employment without cause, he is entitled to a severance payment equal to six months base salary. If Mr. Sayre terminates his employment within six (6) months of a change in control, he is entitled to receive his salary and benefits to the date of termination, any bonus for the fiscal year in which he terminates his employment prorated for the portion of the year during which he was employed, and a lump sum payment from the Company equal to one year's base salary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file statements of beneficial ownership of the Company's shares of common stock. Based on a review of the forms submitted to the Company during and with respect to its most recent fiscal year, no person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10% of any class of equity securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), failed to file, on a timely basis, reports required by section 16(a) of the Exchange Act during the Company's most recent fiscal year or prior fiscal years.

Principal Holders of Voting Securities

The following table sets forth certain information with respect to the only person known by the Company to own beneficially more than 5% of its common shares, as well as Christopher L. Winslow, one of the Company's named executive officers. Information regarding the remaining named executive officers of the Company appears in the tables included in the director and director nominee disclosure section of Proposal One:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Ownership
John D. Bair . . . . Pinnacle Data Systems, Inc. 6600 Port Road Groveport, Ohio 43125	1,399,396[2]	25.0%
Christopher L. Winslow . . . . Pinnacle Data Systems, Inc. 6600 Port Road Groveport, Ohio 43125	48,500[3]	0.9%

(1) Beneficial ownership as of March 7, 2003. Except as otherwise indicated below, the person listed in the foregoing table has the sole right to vote and to dispose of the common shares of the Company listed in his name.

(2) Includes 106,000 shares which may be acquired by Mr. Bair upon the exercise of options which are currently exercisable or exercisable within 60 days of March 7, 2003; 8,000 shares held by Joy S. Bair, the spouse of John D. Bair; 8,500 shares which may be acquired by Joy S. Bair, the spouse of John D. Bair, upon the exercise of options which are currently exercisable or exercisable within 60 days of March 7, 2003; and 7,630 shares held in the Pinnacle Data Systems, Inc. 401(k) Profit Sharing Plan over which Mr. Bair shares voting power as a trustee.

(3) Includes 47,500 shares which may be acquired by Mr. Winslow upon the exercise of options which are currently exercisable or exercisable within 60 days of March 7, 2003.

PROPOSAL TWO: RATIFICATION OF SELECTION
OF INDEPENDENT ACCOUNTANTS

The Board of Directors has selected Deloitte & Touche LLP as the Company's independent accountants for the year ending December 31, 2003, and has directed management to submit the board's selection to shareholders for ratification at the Annual Meeting. Deloitte & Touche LLP has audited the Company's financial statements since 2002. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting and to have an opportunity to make a statement if the representative desires and to respond to appropriate questions.

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for professional services for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2002, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-QSB for that fiscal year were $32,200.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by Deloitte & Touche LLP for professional services for information and technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2002, were $0.

All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for services rendered to the Company, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," for the fiscal year ended December 31, 2002, were $9,250.

The Audit Committee has considered whether the provision of services rendered for fees disclosed under the captions "Financial Information Systems and Design and Implementation" and "All Other Fees" are compatible with the principal accountant's independence, and has not found such services to be incompatible with the independence of the accountants.

Shareholders are not required by Ohio General Corporation Law to ratify the selection of Deloitte & Touche LLP as the Company's independent accountants. However, the Board of Directors is submitting the selection of Deloitte & Touche LLP to shareholders for ratification as a matter of good corporate practice. If shareholders do not ratify the selection of Deloitte & Touche LLP as the Company's independent accountants, the Board of Directors will reconsider its selection. Even if its selection is ratified, the Board of Directors may in its discretion hire different independent accountants at any time during the year if it determines that a change in independent accountants would be in the best interest of the Company and its shareholders.

The Board of Directors unanimously recommends a vote "For" ratification of its selection of Deloitte & Touche LLP as the Company's independent accountants.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2004 Annual Meeting of shareholders must be received by the Company for inclusion in the proxy statement and form of proxy on or before 120 days in advance of the first anniversary of the date of this proxy statement. Proposals may be no more than 500 words long, including any accompanying supporting statement.

For any proposal that is not submitted for inclusion in next year's proxy statement, but instead is sought to be presented directly at next year's annual meeting, Securities and Exchange Commission rules permit management to vote proxies in its discretion if (a) the Company receives notice of the proposal before the close of business on February 16, 2004 and advises stockholders in next year's proxy statement about the nature of the matter and how management intends to vote on such matter, or (b) the Company does not receive notice of the proposal prior to the close of business on February 16, 2004.

OTHER MATTERS

Management does not know of any other matters that may come before the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the persons named in the accompanying form of proxy intend to vote the proxy in accordance with their judgment on such matters.

The Company will bear the cost of soliciting proxies. In addition to the use of the mails, officers, directors, and regular employees may solicit proxies, personally or by telephone or telegraph. The Company will reimburse banks, brokers, and nominees for any out-of-pocket expenses incurred by them in sending proxy materials to the beneficial owners of shares held by any banks, brokers or nominees. If follow-up requests for proxies are necessary, the Company may employ other persons to make these requests.



Joy S. Bair,
Secretary

PINNACLE DATA SYSTEMS, INC.
(the "Company")
AUDIT COMMITTEE CHARTER
(this "Charter")

1. The composition of and qualifications of members of the Audit Committee are as follows:

    (a) There shall be a committee of the Board of Directors (the "Board") known as the Audit Committee (the "Committee"). The Committee shall be comprised entirely of independent directors, as defined by the American Stock Exchange Listing Standards, Policies and Requirements and the Sarbanes-Oxley Act of 2002, as amended and applicable, (the "AMEX Rules" and the "S-O Act", respectively), each of whom shall not be an affiliated person of the Company, or any subsidiary thereof, and shall be free of any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment of the Committee member.

    (b) The Board shall determine the number of members comprising the Committee, but in no event shall the Committee consist of less than three independent directors. The Committee members may designate one member to serve as Chairman. The Board shall require Committee members to have accounting, financial or business expertise in accordance with applicable law and the AMEX Rules, as they may be amended from time to time. The Committee members shall be appointed by the Board and shall serve terms of such length as the Board may determine. Committee members shall serve at the pleasure of the full Board.

2. The purposes of the Committee are:

    (a) to oversee the Company's accounting, financial reporting and disclosure policies and practices, and to retain indirect oversight of its internal controls;

    (b) to oversee the quality and objectivity of the Company's financial statements and the independent audit thereof;

    (c) to appoint, oversee and terminate, as appropriate, independent auditors and to evaluate and approve the provision of services by registered public accounting firms;

    (d) to ascertain and monitor the independence and objectivity of the Company's independent auditors;

    (e) to establish and maintain procedures for the receipt and treatment of concerns and complaints regarding the Company's accounting and auditing matters; and

    (f) to act as a liaison between the Company's independent auditors and the Board.

The primary function of the Committee is the oversight of the Company's auditing process. It is the responsibility of management to maintain appropriate systems for accounting and the independent auditors' responsibility to plan and perform a proper audit. The independent auditors are ultimately accountable to the Board and the Committee, as representatives of the Company's shareholders. The Committee has the direct authority and responsibility to select, evaluate and, where appropriate, to replace the independent auditors, or to nominate the independent auditors to be proposed for shareholder approval in any proxy statement.

3. As appropriate, the Committee shall periodically review the Committee's governance procedures and this Charter and shall recommend any appropriate changes to the Board.

4. To carry out its purposes, the Committee shall have the following duties and powers:

    (a) To be directly responsible for the appointment, compensation, termination and oversight of the work of any registered public accounting firm employed by the Company, including the resolution of disagreements between management and the auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work. Each such auditor shall report directly to the audit committee.

    (b) To establish procedures for and determine pre-approvals and approvals for all audit and non-prohibited non-audit services as required by the S-O Act.

    (c) To assess and evaluate the independence of the auditors by (i) receiving and reviewing the specific formal written statement of the auditors delineating all relationships between the auditors and the Company, its officers, subsidiaries and affiliates and each non-audit service provided to the Company by the auditors consistent with Independence Standards Board Standard 1 ("ISBS No. 1"), as amended, and (ii) actively engaging in dialogue with the auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the auditor, and (iii) taking or recommending that the full board of directors take, appropriate action to oversee the independence of the independent auditor.

    (d) To meet with the Company's independent auditors, as necessary (i) to review the arrangements for and scope of the annual audit and any special audits, and the role of the Committee and its direct oversight of the independent auditors and audit process; (ii) to discuss critical accounting policies and practices and any alternative treatments; (iii) to discuss any matters of concern relating to the Company's financial statements, including any adjustments to such statements recommended by the independent auditors, or other results of said audit(s); (iv) to consider the independent auditors' comments with respect to the Company's financial policies, reporting procedures, internal accounting controls and management's responses thereto; (v) to review the form of opinion the independent auditors propose to render to the Board and shareholders; (vi) to discuss the matters required to be discussed by Statements on Auditing Standards No. 61 ("SAS 61") relating to the conduct of the audit; and (vii) to disclose and discuss any and all other material matters relating to accounting, audit and related disclosure matters;

    (e) To consider the effect upon the Company of any changes in accounting principles or practices proposed by management, the Board or any Committee of the Board, or the independent auditors;

    (f) To review with management and the independent auditors the financial statements to be contained in the Company's annual report to shareholders, prior to release of year-end earnings and the filing of such statements with the Commission;

    (g) To prepare the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement. The report shall state that the Committee has reviewed and discussed the audited financial statements with management and whether the Committee recommends that such statements be included in the Company's annual report; discussed with the independent auditors their independence and the matters required to be discussed by SAS 61, as it may be modified or supplemented; and received from the independent auditors the written disclosures and letter required by ISBS No. 1, as it may be modified and supplemented, in addition to any and all required disclosures under the S-O Act, as applicable;

(h) To meet with the independent auditors privately and without members of management present to discuss, among other things, the auditor's evaluation of the Company's accounting personnel, procedures and practices;

(i) To require the independent auditors to submit to the Company, annually, a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-QSB for that fiscal year; and (ii) all other services rendered by the independent auditors for the most recent fiscal year, in the aggregate and by each service;

(j) To consider the effect of the independent auditors' provision of non-audit services, not otherwise prohibited under the S-O Act or applicable law, if any, to the Company on the independence of the independent auditors (it being understood that the audit committee will rely on the accuracy of the information provided by the independent auditors as to the services provided and the fees paid and will rely on the representations of management in connection with such consideration);

(k) To establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or audit matters, and to advance the policy of the Company of encouraging full disclosure and timely treatment of any and all concerns relating to financial, accounting, audit and disclosure matters, and prohibiting any discrimination against persons raising such matters;

(l) To directly oversee all related party transactions entered into by the Company;

(m) To report its activities to the Board on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary and appropriate; and

(n) To review such other matters as may be appropriately delegated to the Committee by the Board.

5. The Committee shall meet at least quarterly, and at such other times and from time to time as it deems appropriate, and is empowered to hold special meetings as circumstances require.

6. The Committee shall meet as may be appropriate with the Chief Financial Officer of the Company and any other officers as circumstances may require.

7. The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain independent counsel and other experts or consultants at the expense of the Company.

8. In addition to the duties stated in this Charter, the Committee shall undertake such additional activities within the scope of its primary function as the Committee may from time to time determine or as may otherwise be required by law, the Company's Articles of Incorporation ("Articles"), Code of Regulations ("Code") or the Board.

9. The Company shall indemnify, in accordance with and to the fullest extent now or hereafter permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative or investigative, (including, without limitation, an action by or in the right of the Company) by reason of his or her acting as a member of the Committee against any liability or expense actually or reasonably incurred by such person; provided

that the member acted in good faith and in a manner he or she reasonably believed to be lawful and in or not opposed to the best interests of the Company. This right to indemnity held by the members of the Committee is in addition to any other remedies afforded the members under the Company's Articles or Code.

10. The material in this Charter is not soliciting material, is not deemed filed with the Commission and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, whether made before or after the date this Charter is first included in the Company's annual proxy statement filed with the Commission and irrespective of any general incorporation language in such filing.

11. This Charter shall be construed in accordance with and governed by the laws of the State of Ohio.

12. This Charter may not be amended, modified or supplemented except by a writing signed and adopted by a majority of the then incumbent members of the Committee and approved by the Board.

Amended and Restated

By the Audit Committee:	January 30, 2003
By the Board of Directors:	January 30, 2003